

2023 REPORT

misterb&b

Dear investors,

Dear Investors,

2023 was a year characterized by what many termed "revenge travel," as we witnessed a surge in demand following the easing of COVID-19 restrictions. This period of high travel demand allowed us to launch numerous new initiatives to grow and enhance our service offerings. Despite facing significant regulatory challenges and a slowdown in travel towards the end of the year, we continued to make substantial progress, highlighted by our second consecutive year of profitability. These achievements are a testament to the resilience and dedication of our team.

We are grateful for your continued support and belief in our mission to connect the global LGBTQ+ community through travel. As we move forward, we are excited about the opportunities that lie ahead and are committed to navigating any challenges with your support.

Warm regards,

We need your help!

To actively support your investment in misterb&b, consider listing your spare space on our platform. Not only can you earn additional income, but you'll also contribute directly to our growth. Additionally, please consider booking your future trips through misterb&b. With our extensive portfolio of 1.5 million properties worldwide, including hotels, villas, and apartments, you will surely find the perfect accommodation for your travel needs.

Sincerely,

Matthieu Jost

CEO

Jean Bourcereau
Director

Marc Dedonder
CCO

Anton Waitz
Director

Francois De Landes De Saint Palais d'Aussac
COO

How did we do this year?

REPORT CARD

A-

☺ The Good

Major PR Campaign called "Silver Pride" to celebrate the LGBTQ+ elders

We implemented a major redesign of our platform and apps, which significantly increased conversion rates.

Continued Profitability: 2023 marked our second consecutive year of profitability.

☹ The Bad

New regulations banning short-term rentals in New York City our second largest market

Implementing DAC 7, a fiscal reform in the EU, required a substantial amount of internal resource

The last 3 months of 2023 were challenging due to a slowdown in travel

2023 At a Glance

January 1 to December 31



$4,141,616 +11%
Revenue



$202,397 [80%]
Net Profit



$0
Short Term Debt



$0
Raised in 2023



$1,915,947
Cash on Hand
As of 04/28/24

INCOME BALANCE NARRATIVE



Revenues
Profit
US$3,723,543
US$1,001,839
US$4,141,616
US$202,397
2022
2023

Net Margin: 5% Gross Margin: 88% Return on Assets: 4% Earnings per Share: $0.01 Revenue per Employee: $94,128

Cash to Assets: 46% Revenue to Receivables: 490 Debt Ratio: 0%

MBB_Consolidated_Financials_2023.pdf

We ❤ Our 2,486 Investors

Thank You For Believing In Us

Cyril Grislain
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Jatin Shah
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J. A
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David Brodzenski
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Ludovic David-Heredia
Justin Fisher
Miguel Garcia Lopez
Taylor Yunis
Matthew Jones
Christian Andres Bonilla Sanchez
David Coates
Walter A. Segovia
Humberto Garcia

Juan David Arroyave Henao
Scott Olson
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Benoit Résillot
Radoslav Soth
Donald A Foor Jr
Dennis Kole
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Neil Iyengar
Cary Menage
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Daniel Schmidt
Henry Reed Siegerist
Steven Harvey
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Michel Heitstuman
Ricardo Allen
Maxamillian Klinoff
John Santo
Yvonne Moussa
Adam Johnson
Saravanan Kannapiran
Martin Steinbach
Gary Carroll
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Andrew Wigg
Emmanuel Vaughn
Brandon Jordan
Andrew Dagg-Murry
Anthony Hand
Howard Levinson
Colton Weeks
Jackie Lee
Nuno Milagres
David Jennings
Blake Bryant
Neil Baker
Mark Sinclair Johnson
Sam Goldsmith
Joseph Edwin
Michael Johnson
Roberto Ortiz

Genaro Guevarra
Carlos H Vizcarra
Buckley Carlos Jeppson
Darnelle Radford
Massimo Brigo
Brian Semple
Matthew Barnes
Bastiaan Pleijzier
JO Muller
Mads Georgsen
G Paul Kowal
Richard Reynolds
Antoine Barde
Felix Remennik
Jeffery Peters
Xiaoguang Chen
Adam Cetinski
Douglas QUERL
Alan Duarte
Peter Ross
Vadim Milman
Jared LeBlanc
Chris Price
Cory Liebmann
Chima Agbam
Felix Nwokolo
Carlos Hill
Terrance Montgomery
Sean Brandel
John Porter
John Lindner
Thai T. Bui
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Annette Malveaux
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Chinta Mani Bajgai
Rh Christensen
Geoff Stafford
Mark Hunker
Eric L Hernandez
Dennis Elkins
Raul Soto
Craig Stephen WWashington
Michel Galvez Bautista
Mitsuo Miyashiro
Bjoern Wendland
Babak Ashrafi
Mike Giardino
Shawn King
Robye Lumb
Mochila Daniel Galecio
Nelson C. Savino-Caraballo
Cory Clines
Sreecharan Sankaranarayanan
Aaron Riggins

Alex Ace Antazo
Enrique V Godinez
David Burman
Daniel Thad Aley
Kevin Perrin
Sean Borg
Yannis Zapantis
Javier Campos Gavilán
Tiana Tukes
Tuomo Rapo
Michael Folkman
Michael Simon
Robert Son
Michael Harris
Hany Youssef
Cyril Shestakov
Curtis Edgar
François David
Scott Galimidi
John O Toole
Joe Hinson
Austin Nation
Catherine Chen
Jo Tra
Will Hong
Stephen Morales
Alejandro Martinez
Michael Williams
David Lawrence Mitchell
Joe Collins
Joshua Hamilton
Shaunna Theriault
Chris Prickett
Gary Hicks
Heriberto Rivera Beltran
Edward Song
Nuno Vasconcelos
Ed Nun
Craig Heath
Stephane Martin
Len Lanzi
Bill Godwin
Carnell Brame Jr.
Josh Liptzin
Geoffrey Milton
Bear Jo
Dwight Schmidt
Alberto MANSERVIGI
Juan Sebastian Pardo
Nadir Alkan
Daniel A Porta, Jr
Greg Brady
John Ferris
Chris Meador
Mark O'Donnell
Renato Lopes Becho
Bernard Young
Diana Thai
EDGAR DE LAS ALAS
Gregoire Ohannessian Caron
James Spiegel
Kela L. Grigoryan
Marino Mtz
Kathleen Anne Ashcroft
Daniel Ehnbom
Alexei Farinas
Pablo Simo
Shah Seidz
Tze Yep
Miguel ESPINOSA
Todd Brittain
Paolo Lombatti
Armin Schmidt
Michael Dela Cruz
Vinny Tamagna
Christian Ramirez
Peter Stredder
Ed Niblock
Cristov Russell
James Garnett
Alexander Elfatairy
Gordon FISHER
Amit Anand
Manuel Cortez
David Jones
Raymond Hayes
Garrison Adomian
Gregory Osiegbu
Joseph Quickle
Andrew Bycoffe
Leila Mirza
Dena Glassco
James Elwyn Lytle
Tyler A Lawrence
Ariel Reyes
Eric Shoen-Ukre
Eric Janssen
David Vaughn
Howard Alexander
Andrea BOGHI
Larry Gnatzig
Alan James Christie
Kenneth Granie Jr.
Enrique Rosa Benavides
Jamie Bridenstine
Harold Stevens
Guillaume Pépin
Yaron A Tov
Ralph Durst
Hong Kim Hoong
Britt Plattner
Brendon Weeks
Christoph Paulweber
Rakshet Sachdev
G D
Chris DeBerry
Eric Bianchini
Luis Ornelas
Krzysztof Klusek
Kingsley Ojukwu
Alex Hnatov
Sean Marz
Brian Stewart
Matthew Brooksher
Endre Foerland
Jason Haile
Blake Hensley
Olivier SEGOT
Ronnie Andrade
Bradley S Ballard

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Ken Willard
Brian Franklin
Brian Coffey
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Kevin Wong
Sergio Ayrton Rojas Salles
Marcio Kobayashi
Michael Moniz
Tim Sexton
Tony White
Thinh Timothy
John Andrew Dueñas
Hank Paul
David S Embry
Lopez Jammer
Sibuelk Moraes
Francis berdah
Vasily Pronin
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Tiffany Shafer
Pierre Japhet
Stephen Best
Johnny Pierce
Darrell B Perry
Rian Metelko
Francois Nicolas Flipo
Berhan Duncan
Derek Schulz
Shinsuke Itakura
Andrew Kissling
Martin Roberts
Kevin Klein
Brian Lawlor
Mitzi Bokolas
Gregory Rossi
Michael Gerbatsch
Jason Brian
Richard Herbach
Jonathan Bierner
Kevin Smith
Mauri Portillo
Jan De Ceuleneer
Saifuddin Rahmat
James Balaguer
Chad Foster
Svein Sundalsfoll
Jai Crouch
Julie Williamson
Maria C Arevalo
Nancy DiRienzo
Erick Skiest
Jamie Banes
Andrea Chin
Steve Goodwin
Adam Martindale
Sander Wagter
Oliver Xiaoxiao Chen
Laurent Chaix
Wendy Harris May
Jeremy Davies
Luiz Fernando Da Silva
Dean Cox
Frankie Cabrera
Kyle A Smith
Gary Prentice
Jason Gould
Daniel Kubina
Vincent McGrath
Rick White
Shinya Tabata
Carlos Palacio
Phillip Broomhead
Ash Khaleem
Brian Geiger
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Kenn Boyle
Harrison Melton
Maria Mariani
Andrew Jeffery
Robert Novakovic
Kevin Adams
Jeremy Hinman
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Dinesh Lalchan
Robert C Ganser
Walter Smith
Steven Carroll
Patricia Snow
Kristine Halida
Corrado Farina
Xavier Vaucois
Allan Wernham
Justin Wood
Ray McCawley
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Jay Alan Smith
Quentin Morgan
James Brevard
Andrew Hopkins
Leigh Cambre
Donald C Spare
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Vincent Barbato
Mark KINZIE
Christopher Harmon

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Marc Hoban
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Stas Miczyk
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Richard Renn
Francisco Hec
James Bake
Anthony Melo
Cameron Hill
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Derrick Lancaster
Paulo Arriola-Headley
Yannic Herzog
Kerry M Remlinger
Edward S Campanaro
Lucian Dobrin
Raphael Sousa
Justin Meyer
Anselm Bucheimer
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Jamika Palmer
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David Close
Ash Anderson
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Aidan Smith
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Kardin P Ulysse
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Dwayne Stowe
Matthew Ives
Kawika Alfiche
Jamie JM
Ayodeji Otuyelu
Kyle Anderson
Myles Kenny
Mark Carrasco Wu
Heriberto Vizcarra
Miguel Rivera Figueroa
Derek Hewlett
Craig Hines
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Yeung Kwok Fai
Josh Zimmerman
Harm Klaas Naaijer
John Parrish
David Leon
Vlad Ionescu
William Neil Baird
Jeffrey Greenberg
Jonathan Chung
William Padilla-Pagan
Enrique Perez
Lim Yee Lin
Nick Shabanoff
John Madison
Brian Hopkins
Scott C Graham
Elizabeth Harris
Mark Moore
Jordan Dixon
Andrew Knight
Olivier Lacheze-Beer
Mark Troy
Steven G McCloy
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Danton Tsang
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Ross Bishop
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Robert Faust
Richard Lawson
Berger Benoît
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Eamon Roche
Douglass Garibaldi
Rey Del Pilar
Vikrum Vishnubhakta
Anthony Scarcello
Naina K Dhaurali
Jimmy Guire
Carter Vineyard
Eric Scheiner
Shamar Thomas
Kevin Kruger
John B Fish
Kyle Matthews
Nerjusi Mikolaitis
Daniel Stec
Colin Fraley
John Twomey

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Ellis Moses
Jose Cortes
Martin Verstelle
Scott Rivelli
Atanas Christov
Marobert Prum
Panagiotis Tsaki
Ron Ellis
Bazikwinshi IRA Koze Steve
Kevin Stacy
Joseph Lease
Jorge HENRIQUES
Juan Zavala
Khayal Alasgarov
Michael Mazzaroppi
Jonathan Guirales
Elkin Arroyo
Bryan Boccard
Wily Ang
Anthony Williams
Michael Michael
Steve Rodriguez
Allen Brown
Patrick O'Driscoll
Ken Macy
Trever Rivera
Janis Lielamers
Rob Bergmann
Brandon Keith
Eric Scott Williams
Chattray A Chea
Sandro Siljan
Amey Patankar
Cathy Conzi
Josh Gutteridge
Danielle Amiel
Alan Izat
Steven E Young
Dom Tiu
Jeffrey Cohen
John Milu Truesdale
Anthony Glenn
Damon Phares
Asher Taylor-Dawson
Gene Craig Coombs
Dan Webb
Ernesto Catalán
Robert Brandon Sokol
Mitchell Nadel
Rob Finch
Jerry Boyette
Bobby Edelman
Rhonda Holloway
Agustin Castillo
Sergio Macias
Juan Cristobal Edwards
Kevin Morrah
Vibhor Mishra
Benjamin Mena
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David E. Holmes
Marco Bianchi
Holden Karau
David Karpiak
Gabriel Lespinasse
Adrian ORTIZ
Jeffrey J Hobgood
Jace Lee Ledet
Dan Newmark
Marquejovan Brown
Mike Ahmedes
Adam Lucas Pettit
Roberto Maldonado
Mark Jacyszyn
Aric Chen
Joel Vazquez Jaime
Danielle Blasko
Daniel M McCarthy
Shaun Brown
Gary Lynch
Jeff Rehfeldt
Daijreous Poole
Robert Dewey
Erik Giesen
Steven Singletary
James E Warren
Mathias Fobi
Craig Friedman
Loren Locke
Paul Flores
Oliver Ray Reed
RAMON PASCUAL
Dann Michael Arreola
Patrick Feeney
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Jean Paul Salchli
Christopher Jambor
Daniel Soto
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Alexander Smotrov
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Laurent Samama
Siraj Tahir
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Charles Hayter
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David B FIELDS
Jimmy Saade
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Aaron Brown
Shao Wei Chia
Christof De Beer
Mark A. Wallace
Nemanja Babic
Alexander Martin
Wayne Barbin
John Maloni
Peter Mcgrane
Casey Greene
Derek Cabaniss
Ruben Castillo
Eric Chew
J E OMARA

Jack Yee Tan
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Sean Churgin
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Matthew Anderson Cross
Taylor Kozaczki
Just Arnaud
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Manuel Ursprung
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Juan Herrera
Lars Richard Rasmussen
Wilfrid Jean-francois
Ed Waaler
Kathi Taylor Laarz
Mauro Walden-Montoya
Patti Neal
Cesar Hz
Robert Ellington
Clyde Wilcox
John REDMON
Ravi Singh
Laxman Dahal
Gamar Vincent
Sébastien Bonte
André Mura
Jill Krol
Elliott Coyne
Reyner Tantra
David Tignor
Ian Dale Harris
Chris Rayford
Fabrice Lacambre
Changu Newman
Robert Cox
Steven PEREZ
Ryan Zynger
Mark Reid
Mark DAnna
Gerolamo Giusto
Ryan Snow
Balaguru Nallusamy
Tim Murphy
T K
Edward Monie
Victoria Langdon-Dorney
Roger Hampshire
Thomas Gorenflo
Gazzera Christian
Craig Kay
Rainer Filthaut
Davy Raphael ACHERON-VAHALA
Channa Obeyesekere
Jebin Gautam
Andrea Propersi
Sarah S Pollak
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Robet Anderson
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Ryan Weightman
Mark Yurich
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Fabian Pirmann
Ravaut Frederic
Charles A Strode
David Bolduc
David M McClelland
Alireza Hemmati
Steven Schroeder
Fajar Adi Prasetyo
Shawn Patrick O'Neill
Ryan Montoya
Thaddeus Logan
Patrick Sheeran
Rashaan James II

Todd Ellison
Ron Tiesler
James Schwartz
Chase Ragazzi
ROBERT KLINGENSMITH
Patrick Thiele
Aaron Mueller
Josh Ledeon Steele
Jason DeMoranville
Marcelo Mota
Francisco A Martinez Trejo
Justin Bearden
Elma Joery Canoy
Axel Goedecke
Logan Cai
Dirck Rilla
Don St Jules
David Giehl
Ernesto Hidalgo
Matthew Breuer
Daryl Rashaan King
Robert Stephan Browning
Mark Eaton
David Tong
Daniel Chow
Michael Butler
Shayne Alarid
Dominic Garafola
Paul R Grace
Damion Washington
Gissell Cowing
Blair Bryant Nichols
Lee Brocklehurst
Andre De Beer
Felino Dela Merced
Maximilien Lesnes
Lance m
Falk Bandt
Daniel Bhalla
Mark Peturson
Ashley Camidge
Rob Braga
Kokoe Johnson
Vova Engelsberg
Jose F Cuesta
Rick Muirhead
Qarlos Villagran
Rodrigo Caicedo Aristizabal
Cameron LeCave
Thierry Gerard Alaux
Michael D Hetchler
Hyacinth McFarlane
Benjamin Torrese
Charles Pressler
Arlene Schwartz
Colin Thomson
Molly Waseka
Laurent Gautheron
Duncan Crabtree-Ireland
Al Soulette
Seann Cook
Mone Lee
Diane Kathleen Harris
Mark Porter
Pereira Pedro
Isa Tao
Shane Bostrom
Roger Klorese
Dave Edwards
Derek Hartman
Christine Cunningham
Brian Heim
Tawan J Bowling
Leo M Sanchez
Grégory Bernard
Cliff J LeJeune
Cameron Cegelske
Andres Soto Bustos
Brad Bawtinheimer
Rich Evans
Norberto Veras
John Wallace
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Teng Kit Foong
Yoan Sourisse
Anthony Davidowitz
Christopher Maudsley
Rory Sugino
Shana Sharp
Ralph Cecere
Clyde Martin
Christopher Lamont
Joshua Daniels
Dennis Wilson
Nicolas Vallet
Steve Ratkay
Rick Leach
Martin Schlegel
Michael Komatsu
James Hartman
Pascal Chesnot
Robert McArthur
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Charles M. Seigel
Hervé Rey
Scott Minervini
Marc Breit
Muhammad Septianniko Prasetio
William Boyd
Jorge L Lastra
Christopher Coneys
Siu Kee Tsang
Jay S
Donald S Ratledge
Jonathan Wright
Paul Dana Garofolo
Fructuoso Menchavez
Wulveryck Thomas
Ronald Gonzalez
Jose Hermida
Edward Bonilla
Morgan Purrier
Beniere Romain
Urscheler A Daniel
Hart T Roussel
Dr. Michael Faller
Lloyd Thompson-Taylor
Garrett Lawlor
Ron Giddings
Ryan Masser

Bradley S Bullard	Christopher Harrison	John Twomey	J F O'HARA	Rashaun James II	Ryan Fraser
Dc Smith	Edward CHURCH	David D. Rolls	Patrick Niedo	Franco Boffice	Thomas Carver
Mark Madden	Patrick Myers	Hsiu Ming CHANG	Hanon Julien	Carlos Arturo Marrufo	Tracy Mabone
Richard Cardin	Patrick Hancock	Willard Korson	Scott Albright	Surajit Bose	Louis Sostilio
Mark Lundberg	Rudolph Koser	Tzu Yu Huang	Carlos Cesar Solano Conejo	Steve Williams	Connor Dowling
Adrian Jaeger	Patrick Naong	L A Farmer	Raymond M Conforti	Olivier J	Anton Marais
Andrew Douds	Jonathan Leonard	Robert Pesch	Duhen Florian	Sebastian Montiel	Scott Knapp
Frederick Van Wijk	Charles W Knaack	Jacky LECLERC	Daniel RAPON	Vincent James	Nicolas Fortuna
Timothy Roger Post	Darrius Upshaw	Darryl Shears	Ashfaque Omer	Dean Broadhurst	Frank Rossi
Terry F Robinson	Scott Rogers	Kai Hern How	Josef WOJTKOW	David Mesecher	John Hempstead
Frederic RENAUT	David Jackson	Dave Roberts	Mark Monaghan	Mark Danak	Edward Garcia
Walter Bowles	Michael Bennett	Robert Reynolds	Mark Terna	Cliff Beard	Robert Reeley
Roger Johnson	Nida Goulding	Dale Collings	Rodney Salvas	Mishaan Magan	Vance VOGEL
Edward Kendrick	Gilles Collong	Vagner De Moraes Perez	Ron Wallen	Lester Alan Smeal	Diego Fernandez Baca
David Drabkin	Michael Pool	Samuel Mayhue	Ed Stanton	Zachary Jacquez	Andrew, Jr. Morehead
Mario Marin	Joel Froding	Kevin Chung	Sapna Thapa	Cory Don Elrod	Ramon Garcia
Andrew Leibman Jr	Bryant Edwards	Julian Nanang Gani	Orlando Martinez	Kevin Krupa	Paul Nowak
Hong Chee WAH	Joel LOPEZ	Adam Lopez	Jason Irving Simmons	Peter Rosenberg	Castel PRALINE
Sudhir Popat	Clément DUBEROS	Jonathan Whitten	Ross Grübel	James Wilkins	Helen Ryan
Clyde Terry	Gary Cotterell	William T. Johnson	Stephan Judge	Kenneth Colangelo	Will Tatam
Joao Carlos Correia Martins	Steve Guarnaccia	Michel Napoli	John Thackray	Nicholas Clark	Blerim Kukaqi
Jedadiah Jamerson	Christoph Wegener	Fernando Carreon	Brian Ziemba	Ronald F Martin	Felix Kuemmerli
Alan Winchell	Pravin MAURYA	Gianni Galli	Li Jia LONG	Davide Silvestre	Ariel Saliva
Michael Dubin	Gregory Hayes	Carlos Arias	Garry Staegemann	Howard Cunningham	Carl Fergus
Harald Breuer	Olivier Selles	Justin Weatherby	Kristopher Thompson	Dean Klassy	Thomas Valentino
Raymond Wiehe	Stephen Jefferson	Enrico Eastmond	Ken MacKenzie	Andrew Laird	Peter M. Cafaro
Anthony Siskos	Roberto Romero-Perez	Christopher Adam Abston	Nick Ly	Kevin Rowland	Michael Connolly
Michael Connolly	Mr Gavin McStay	Szkudlarek Gregory	Ron Alexander	Mark McMahon	Gerald Grant II
Kevin Hovis	Brandon Saiz	Duane Pulford	Samuel Hoffman	Kelly James Stutes	Rajiv Desai
Andrea Cavagnini	Tom De Blaes	Keith JOINER	Bryson Higgins Kelpe	Luis Balaguer	Roger Jerome
Angel Jova	Craig Kimbrough	Fabio GHERSINI	Mikkel C. Simonsen	Glenwood Bowser	Alexander Solovey
Xavier Lalizel	Sébastien TOMASI	Arnaud Houvet	Roman Sacharov	Adam Hurt	Judd Goldberg
Colin R HUNTER	Francisco Araiza	Fernando Ona	John Rothgerber	Calvin Smith	Mario Munoz
Edouard Primaux	Kevin Carbajal	Chad Townsend	Jesse Bernard	Donna Sapp	Juanito Ilagan
Paul R. Barnard	Alan Lessik	Juan German	Lorenzo Rodriguez Y Rios	Iqbal Haer	Choonsik Moon
Brent Lawrence	Romain Delebecque	Donald Garrett	Atif Javaid	Curtis Brown	Brian Causey
Charles Lee Johnson	Sumit Pokarna	Asim Naqvi	Tony Nelson Kadir	Walter Lewis	Brendan Parlor
George Montaus	Roberto Bugarini	Roberto Reyes	Fernando Esteban Varas	Leon Horvat	Byron Alfredo Pérez Iñiguez
Dellane Harry	Arnold Jitchaku	Jaime E VACA	Francois Roux	Vincent Hibbert	Herman L Quinn Jr
Oscar Rivas	Miles Sari	Jeff Durgin	Trevin Zerfass	Joshua Tims	Jan Hendrik De Bruin
Thomas Hankins	Larry Martin	Keith Rochefort	Stephen Sweet	Giorgio Molinario	Yulian Dimitrov
Adrian Petelski	Cooper Jager	Stefan Eich	Donna N Goodwin	Lavone Fisher	Jayfarh Pour
Sebastian Felipe Ordoñez Prieto	Kendra Chapman	Roy Ofir	Cyrille Pertuisot	Hanif Javanmard Khameneh	Tika Dahal
Daren Christensen	Brian Tj Jackson	Kevin Moore	Martin Wagner	Nerinder Ajaj Biharie	Basil Fraser
Ravi Raj Akula	Eric Vickers	Mark W. Thompson	Joseph Brem	Euan Mancer	Nathan Webber
Benjamin Buaud	Jost Stéphanie	Michel Vellard	Ryan Wu	Felix Tirado	Chin P Quek
Dan Hupkowicz	Lewis Tasker	Ram Bhattarai	Miguel Angel Diaz Castillo	David Ullmer	Pete John Buenafe
Nicolas Staelens	Iker Ibáñez Baños	Prashant Shukla	Vadim Kudabaev	Paolo Vanoni	Latoya Godwin
Yiran Huang	Loïc Martin	Sebastian Ricken	Harald Ober	Shannan Johns	David Pascoe
Andreas Kuoni	Nirmal Jayesh PATEL	Darien Hudson	J Orlando Santos	Boyan Velev	Adolfo Yee
Riccardo Vino	Pierre Clavens Jean MARIE	Roman Aguilar	Girard Bertrand	Michael R. Scullary	Ignacio Avila Jr
Ralf Schumacher	C R Ratliff	Nataraj Sindam	Armando Vera-Torres	Bernard JOYEUX	Mollie Ouma
Brad Huffman	Hall Billard	Eric Somuah	Emmanuel Dubois	Clayton Nottleman	Lisa Russell
Stephane Tezza	Joswe Lara	John Paul	Jaime Enrique Castro	Harvey Owen	Srinivas Muktha
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Rudy Gizzi	Yoshihiko Ito	Manuel Osorio	Stephen A Wright	Nigel Locker	Carl Jurrjens
Matthew West	Paul Kenfield	Yus Ibrahim	Abdulla Aldilaijan	Alexander Cox	Anthony Albano
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Gary Nobel	Barry King	Tom Youkilis	Irene Nazareno	Epifanio Figueroa	Jost Denys
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Edward Arnold	Fernando Muniz	Steven A Lopez	Robin Lengton	Jamison Medrek	Varonier Stefan
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Trevor Lee	Thomas Dudenhoeffer	Pierre LANDY	Saverio Gigli	Maksims Jemeljanovs	Jeff Pagliei
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Rodrigo Herzberg	E VDE	Don Spivak	Paul King	Gustavo Liu	Kyle Miller
Carlos Thomas	Ronnie Lau	Jesse Pan	Daniel R Rose	Brian Rowland	Troy Root
Adam Sproston	Ching Ho Chuang	Kevin A Stradtner	Boris Manis	James Womboldt	David Dunstan
Dermot Newton	Michael Hill	Michael A. Foley	Ron Kelly	Jaydeep Patel	Isaiah Walter
Robert McIntosh	Cesar Moreno	Raymond Thormin	Darryl Smith	Erick Prillwitz	Luis E. Ortiz
Rob O'Donnell	Steve Stringfellow	Kenneth D. Dietz	Vincent Thomas	Nicholas Butler	Allen Lang
Michael Hubbard	Brad Wellens	Jasper Ankh	Thomas Wu	James MacArthur	Eric Wiggins
Warren S. Fourie	Graziano Merone	Christopher Garza	Gerald Wood	Kurt Zhong	Joshua Martin
Brandon Berg	Steven Campanelli	Massimiliano Freddi	Cesar BORJA	Steve Kimmey	Bryan Matson
Marco Curzel	Ryan Hanson	Jair VALENZUELA	Don E. Johnson	Gregory Merlin	Kevin D Owens
Andrew Plummer	Linda Sudduth	Ken Cuaderno	Delan Naidoo	Carlo COLOMBARINI	Ernest E Phinney
Brent Mickey	Bill Beck	Darby Jones	Ted Smiley	Michael Humphreys	Deverick Martin
Nefetari Mells	John Foster-Vinard	Daragh Bennett	Mats Goedknegt	Tyron N. Terry	Laneshia N
Krzysztof Wojtowicz	Richard Young	Kathy Miller	Emma Whalley-Hands	Michael Woloschinow	Terrence O James
Thomas Sitrin	Alexander Bogle	Hamilton Tyler	Louis Philippe MARTIM	Max Porcaro	Stephan Lehmann
Gertrude Denk	Guy Bernar	Louw De Witt	Carlos Kanamori	Vimeux Hochberg	Juan Pablo Palacio
Brian T. Stires	Freddy J Trujillo	John Tangco	Shalabh Bansal	Mark Kats	Derek Davis
Anthony John Newton	Alexander Ali Lajevardi	Scott Northrup	Brandon Seager	Debra Beasley	Zachery Oman
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Robert Mercado	Joseph Brady	Antonio Napolitano	Loquai Christophe	Syrina Foster	Blair Joseph Merriam
Ashton Murray	Kiku Serra	Rio Caceres	Brian Oper	Milton Hallin	Davin Hutcheson
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Paul Mayhook	Jeffrey Nichols	Marek Prachař	Lluís Sastre Vaquer	Paul Belanger	David Bugbee
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Jim Davidson	Lou Gittler	Brian Jorgensen	Antoine Montgomery	John Ramirez	Joel Srour
Robert Keith	Andrew Dena	Amir Abouzalam	Patrick Buckley	Juho Ahlman	Janel Fletcher
Asaf Max	Manoj Kunchala	Caren Bolling	Bryan Dunham	Michael Escobar	John Studenka
Shannon Bowerman	Jerome Charlet	Deana Snyder	Joe Leone	James R Miller	Harry Wiley
Paul Bugeja	Stephen Nelson	Rahul Handa	Alexander Heinz	Deviprasad Mulluru	Marcus De Guzman
James Cameron	Suzanne Federico	William Corry	Craig Johnson	Don Uranker	Martha J. Rose
Elizabeth Pasternak	Matthew S LaValle	Jiang Yu	Marius Asifiwe	Ayana Cooper	Trent Moore
Carl Russo	Lawrence M Campana	John R Smith	Patrick O'Day	Daniel Blanco	Ricondo Crutchfield
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Thank You!

From the misterb&b Team



Matthieu Jost

CEO

13+ years as an entrepreneur. Improved short term rental marketplace aimed at LGBTQ community



François de Landes de Saint Palais

COO

Entrepreneur, Co-founder and COO at Sejourning - France-based short term rental between individuals



Marc Dedonder

CCO

ROI content & digital/social media marketing strategy, 16+ years experience in leadership/management







Anissa Truchet

CMO

15+ years experience in online marketing from Editor, Agency and Advertiser sides, E-commerce expert

Jean Bourcereau

Board Member

Managing Partner at Ventech

Anthony Bazhuhin 🔗

CTO

Ruby on Rails Team Lead, Experienced Technical Lead / Project Manager

Anton Waitz 🔗

Board Member

General Partner at Project A Ventures.

Arnaud Houvet 🔗

Head of Operations

Experienced Accounting and Financial Administration Manager, Oversees accounting, administrative, HR

Details

The Board of Directors

Director	Occupation	Joined
Anton Waitz	VC @ Project A	2017
Marc Dedonder	CCO @ misterb&b	2014
Francois De Landes De Saint Palais d'Aussac	COO @ misterb&b	2014
Jean Bourcereau	VC @ Ventech	2017
Matthieu Jost	CEO @ misterb&b	2014

Officers

Officer	Title	Joined
Marc Dedonder	CCO	2014
Francois De Landes De Saint Palais d'Aussac	COO	2014
Matthieu Jost	CEO	2014

Voting Power ❔

No one has over 20% voting power.

Past Equity Fundraises

Date	Amount	Security	Exemption
03/2015	$113,888		Section 4(a)(2)
04/2015	$1,073,337		Section 4(a)(2)
08/2015	$2,027,099		Section 4(a)(2)
01/2017	$1,139,500	Safe	Section 4(a)(2)
05/2017	$8,426,153	Preferred Stock	Section 4(a)(2)
04/2019	$50,000		Regulation D, Rule 506(c)
07/2019	$1,047,068		4(a)(6)
08/2019	$250,200		506(c)
10/2019	$106,841		Regulation D, Rule 506(c)
10/2019	$60,000		Regulation D, Rule 506(c)
11/2019	$55,000		Regulation D, Rule 506(c)
12/2019	$284,388		Regulation D, Rule 506(c)
12/2019	$200,000		Regulation D, Rule 506(c)
04/2020	$10,000		Regulation D, Rule 506(c)
04/2020	$100,000		Regulation D, Rule 506(c)
05/2020	$40,000		Regulation D, Rule 506(c)
05/2020	$480,000		Other
05/2021	$420,322		4(a)(6)
02/2022	$3,069,244	Preferred Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
04/09/2019	$50,000	3.0%	10.0%	$40,000,000	04/09/2022
10/02/2019	$106,841	3.0%	10.0%	$40,000,000	10/02/2022
10/27/2019	$60,000	3.0%	10.0%	$40,000,000	10/28/2022
11/13/2019	$55,000	3.0%	10.0%	$40,000,000	11/13/2022
12/02/2019	$284,388	3.0%	10.0%	$40,000,000	12/02/2022
12/03/2019	$200,000	3.0%	10.0%	$40,000,000	12/03/2022
04/20/2020	$10,000	3.0%	20.0%	$40,000,000	04/19/2023
04/25/2020	$100,000	3.0%	20.0%	$40,000,000	04/24/2023
05/04/2020	$40,000	3.0%	20.0%	$40,000,000	05/03/2023

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
BNP	05/28/2020	$480,000	$447,694	0.25%	03/10/2025	Yes

Related Party Transactions

SFO84, Inc and it's wholly owned subsidiary Pinklab 360 have a related party loan due to them in the amount of $27,319. The loan was issued in 2015 to Appartlib, a shareholder in the Company. The loan has no specific maturity date, interest rate, or repayment terms, but is expected to be repaid as the Company becomes profitable.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common Stock	40,000,000	2,038,386	Yes
Class A Common Stock	7,500,000	6,962,950	Yes
Preferred Stock	22,376,418	16,223,582	Yes

Warrants: 0
Options: 450,607

Form C Risks:

Like all the travel industry, the company has been hit by the Covid19 pandemic with 95% dropping business YoY. The future of the travel industry is uncertain and revenues may continue to suffer.

The return of Covid19, lockdowns or a new epidemic can also be potential risks to the business

We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology in order to continue growing our business.

The company may face difficulties attracting customers which could undermine its operations and severely impact its ability to operate.

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

To increase revenues we must expand our userbase. To accomplish this, we must increase our visibility in the marketplace. Potential customer must be aware we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand. Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into customers or users. Any number of conditions could affect the success of our marketing effort, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

From time to time, the Companies may be involved in claims and legal actions arising in the ordinary course of business. The Companies are not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its combined financial condition or results of operations or cash flows.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❷ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 90% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $40,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

SFO84, Inc

Delaware Corporation
Organized March 2014
44 employees
584 Castro Street
San Francisco CA 94114 https://www.misterbandb.com

Business Description

Refer to the misterb&b profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

misterb&b has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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